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September 16, 2008
Mr. Dennis C. Hult, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549
VIA EDGAR AND FACSIMILE
RE: I-Flow Corporation Responses to Comment Letter Dated September 2, 2008
Dear Mr. Hult:
Please find below the responses of I-Flow Corporation (the “Company”) to the comments issued in the letter dated September 2, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended June 30, 2008.  For your convenience, the Staff’s comments are reproduced before each response, and the responses appear in the order of the Staff’s comments.
#1, Form 10-K for the Fiscal Year Ended December 31, 2007; Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
SEC Comment:
In future filings please expand your discussion of the Promissory Note received from HAPC to describe the security that collateralizes the note, and the terms for payment of interest and principal. If any additional “ticking” or other fees are due, or the note is expandable beyond the $32.7 million amount, describe these provisions. Further, it is unclear where you have filed the current form of the Promissory Note as an exhibit to your periodic reports. Please advise us with which filing it was filed, or file it as exhibit, or advise us why you believe it need not be filed.
Response:
The Company will disclose the following expanded discussion in its future filings (changes from previously reported disclosure have been underlined):
“On October 24, 2007, the shareholders of HAPC approved the acquisition of InfuSystem. The sale was completed on October 25, 2007 (the “Closing Date”) and the Company received the $100 million purchase price at the closing in a combination of (i) cash equal to $67.3 million and (ii) a secured promissory note with a principal amount equal to $32.7 million. In addition to the $67.3 million in cash, the Company at closing received the $3.0 million termination fee discussed above and fees totaling approximately $2.6 million at closing in connection with the secured promissory note, including a one-time facility fee of $1.8 million, a one-time ticking fee payment of approximately $0.7 million and an annual administrative fee of $75,000. The annual administrative fee of $75,000 was payable on the Closing Date and is due on each anniversary of the Closing Date over the term of the secured promissory note. The termination fee is recognized as part of the gain from the sale. Pursuant to the definitive stock purchase agreement and in connection with the Company’s commitment to the secured promissory note, ticking fees were due and payable to the Company equal to a rate between 0.50% and 1.00% per annum of the maximum amount of the secured promissory note, which was $75.0 million. The facility and ticking fees are recorded as deferred finance income and amortized over the life of the secured promissory note. The administrative fee is recorded as deferred finance income and amortized on a monthly basis over the period of one year. The Company also received reimbursement of approximately $0.9 million by HAPC of certain divestiture expenses incurred in the current and prior years by the Company directly resulting from the sale transaction, including legal, audit and other professional fees, pursuant to the definitive stock purchase agreement. The reimbursement of divestiture expenses is recorded in discontinued operations.”
“The $32.7 million secured promissory note bears interest at either the prime rate plus 4.50% or LIBOR rate plus 5.50%, matures four years after the Closing Date and is currently secured by all the assets of HAPC. Principal payments are due quarterly in equal installments and are based on the following annual amortization: 5% of the aggregate note in the first year; 10% of the aggregate note in the second year; 10% of the aggregate note in the third year; 15% of the aggregate note in the fourth year; and the balance remaining at the maturity date.”
The Company will file the executed Credit and Security Agreements as exhibits to its Form 8-K to be filed on September 17, 2008 regarding a restatement of the Company’s Consolidated Statements of Cash Flows filed on Form 10-K for the year-ended December 31, 2007.
#2, Form 8-K filed March 30, 2007
SEC Comment:
We note you filed an Item 8.01 Other Events Form 8-K to disclose the restatement made in your December 31, 2006 Form 10-K of your September 30, 2006 unaudited financial statements previously filed in your Form 10-Q for the period ended September 30, 2006. Please tell us why you did not file an Item 4.02 Form 8-K for this restatement.
Response:
Item 4.02 of Form 8-K is triggered if “the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X (17 CFR 210) should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20, as may be modified, supplemented or succeeded...” At the time of the filing of the Form 8-K filed on March 30, 2007 (the “Form 8-K”), the Company’s management evaluated whether Item 4.02 of Form 8-K was triggered by the restatement contained in the Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) and concluded that the error was a technical one and that it was not one that the Company believed was material to a reasonable investor. The restatement was primarily the result of additional accounting guidance to Statement of Financial Accounting Standards No. 123-revised 2004, Share-Based Payment, that was issued by the Financial Accounting Standards Board in May 2006. This additional guidance disallowed the reversal of the Company’s valuation allowance related to the excess tax benefit until the tax benefit is realizable, which would not occur until the Company sold its InfuSystem subsidiary in the following year. The restatement was a classification error that affected only deferred tax assets, common stock and the related subtotals on the September 30, 2006 interim balance sheet. It had no impact to the Company’s net income, net cash flows or cash balances for the period then ended. Deferred taxes is generally not an area of interest for the Company’s investors as is evident, in part, from the rarity of questions raised by analysts and shareholders regarding either deferred taxes or this restatement after it was reported on March 30, 2007. Analysts and shareholders have historically focused closely on issues indicative of operational success such as revenue growth, gross profit margin, operating expenses, sales force headcount and net change in total cash and investments, and have shown minimal interest in deferred taxes or balance sheet changes not affecting the income statement. The Company considers the restatement to the interim balance sheet, which balance sheet would not be presented in future filings, to be immaterial to a reasonable investor in general, and specifically with regard to the Company’s investors. Notwithstanding the Company’s belief that the error was immaterial, the Company determined to disclose the restatement of its interim balance sheet based on the view that such disclosure would be more transparent given the imminent filing of the Form 10-K. Accordingly, due to the immateriality of the error, the Company was of the view that Item 4.02 of Form 8-K was not triggered. Moreover, the Company’s historical financial statements were reliable.
Nevertheless, to help ensure that there would not be a misunderstanding of the magnitude of the error, the Company determined to file the Form 8-K filed on March 30, 2007 on a “voluntary” basis in order to inform the Company’s stockholders and the markets of the restatement in the Form 10-K even though Item 4.02 of Form 8-K was not triggered. Consistent with this determination and the desire to notify the Company’s stockholders and the markets of the restatement disclosure in the Form 10-K, the “Date of report” listed on the cover page of the Form 8-K is March 30, 2007, which is the date of the filing of the Form 10-K.

#3, Form 10-Q for the Quarterly Period Ended June 30, 2008; Note 4. Goodwill and Other Intangible Assets, page 10
SEC Comment:
You disclose that “[g]oodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.” Please tell us how your accounting policy considers the implied fair value of reporting unit goodwill as discussed in the second step of the goodwill impairment test in paragraphs 20 – 21 of SFAS 142 which should be “used to measure the amount of impairment loss.”
Response:
The Company will further revise the referenced disclosure in its future filings as follows (changes from previously reported disclosure have been underlined):
“Goodwill impairment may exist if the net book value of a reporting unit exceeds its estimated fair value. If a potential impairment exists, an impairment loss is recognized to the extent the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and fair value of its other assets and liabilities.”
The Company performs an annual test on the impairment of goodwill at the reporting unit level using a fair value approach in accordance with the provisions of SFAS 142 and consistent with the two-step impairment test described in SFAS 142. The two-step impairment test involves identifying potential goodwill impairment and measuring the amount of a goodwill impairment loss to be recognized, if any. The first step of the goodwill impairment test requires identifying potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step of the goodwill impairment test involves measuring the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. SFAS 142 states that the second step of the impairment test is unnecessary if the fair value of a reporting unit exceeds its carrying amount as this implies goodwill of the reporting unit is considered not impaired. The Company recorded a transitional goodwill impairment loss of $3.5 million in 2002 in connection with its adoption of SFAS 142. No goodwill impairment existed since then. As such, the second step of the impairment test has been unnecessary.
#4, Form 10-Q for the Quarterly Period Ended June 30, 2008; Note 8. Fair Values of Financial Instruments, page 13
SEC Comment:
On page F-8 of your December 31, 2007 Form 10-K you disclose that you recorded an other than temporary impairment of $6.1 million on your investment in InfuSystem “primarily [based] on the significant decline in the market value and [your] intent to sell the investment in the short-term.” We note that the stock price declined from $5.97 when you purchased it in October 2007 to $4.85 as of December 31, 2007, a decline of approximately 19%. For the six months ended June 30, 2008, you recorded a temporary loss for this investment in other comprehensive income of $2.9 million. We note the stock price had declined to $3.02 as of June 30, 2008, a decline of approximately 38% from year-end. Please tell us how you considered paragraph 16 of SFAS 115, paragraphs 13 and 14 of FSP FAS 115-1 and SAB Topic 5.M in determining that the loss as of June 30, 2008 was not an other than temporary impairment. Compare this evaluation to the one you performed as of December 31, 2007 in which you determined that the impairment was other than temporary.
Response:
The Company considered all relevant accounting guidance in its determination of whether the decline in the market value of its investment in InfuSystem Holdings, Inc. (formerly known as HAPC, Inc. (“HAPC”)) was other-than-temporary, including guidance from SFAS 115, FSP FAS 115-1 and SAB Topic 5.M. For the sake of clarity, the Company notes that the HAPC stock price as of December 31, 2007 was $4.15 per share, which is a decrease of 30% from the original purchase price of $5.97 per share on October 18, 2007. The HAPC stock price decreased by an additional 27% from December 31, 2007 to June 30, 2008.
With respect to SAB Topic 5.M, the Company considered the following factors:
1)	The length of the time and the extent to which the market value has been less than cost;

2)	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

3)	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.
In accordance with SAB Topic 5.M and in connection with items (2) and (3) above, the Company also considered the following factors:
a)	Liquidity – The Company’s liquidity position, including considerations for the likelihood of a third party forcing the Company to sell an underwater security and any adverse changes in the business environment that could require the Company to sell an underwater security to meet working capital requirements;

b)	Trading Practices – The Company’s trading practices consistent with the intent of management’s investment policies, including considerations for whether the Company granted a third party investment advisor or its investment department discretion to make investment decisions and execute investment transactions and the Company’s history of selling underwater available-for-sale securities that it asserted would be held until recover or maturity;

c)	Adverse Changes to Investee – Any adverse changes to the investee’s business, including considerations for a loss of a principal customer or supplier of the investee, further decline in the market value from the balance-sheet date to the date of issuance of the financial statements, discontinuance of a segment of the investee’s business that may affect future earnings potential of the investee and deterioration of the investee’s geographic region or industry; and

d)	Nature of investment – Nature of investment, including considerations for whether the investment is strategic or speculative and the expected holding period of the investment.
Determination That Decline in Investment Was Other-Than-Temporary at December 31, 2007:
The Company believed the decline in share price from the original purchase price of $5.97 per share on October 18, 2007 to $4.15 per share on December 31, 2007 (a 30% decrease) to be other-than-temporary due to the circumstances surrounding the completion of the sale of its former wholly-owned subsidiary, InfuSystem Inc. (“InfuSystem”) to HAPC, a company formed specifically as a vehicle to acquire one or more operating businesses. From the time the stock purchase agreement was signed between HAPC and the Company on September 29, 2006 until the closing of the sale on October 25, 2007, InfuSystem’s revenue growth rate declined, which resulted in significant resistance from HAPC shareholders to vote in favor of the completion of the acquisition. To prevent the deal from falling through, the Company reduced the purchase price from $140 million to $100 million and purchased 2.8 million shares of HAPC common stock with the stated intention to vote in favor of the acquisition. Under the terms of HAPC’s initial public offering, if more than 20% of HAPC’s shareholders opted to receive cash (of approximately $6.00 per share) at the time of closing in lieu of continuing to hold HAPC shares post-acquisition, the deal would not close and HAPC would in all likelihood be liquidated. Prior to the closing of the sale of InfuSystem, the market value of HAPC common stock was supported by the HAPC shareholders’ option to elect, at the time of the shareholder vote on the acquisition, to sell their shares back to HAPC and receive the cash redemption value of approximately $6.00 per share even if the transaction successfully closed. After the deal closed on October 25, 2007, the share price of HAPC common stock was no longer supported by the cash redemption opportunity and fell to a more normal trading level and a value that reflected the market consensus of HAPC’s future prospects. This is evident in the fact that HAPC’s common stock price quickly dropped below $4.00 per share within five trading days after the close of the deal and the average price for HAPC common stock was $3.87 per share for the period after the deal closed through the end of the year.
Due to the lapse of this one-time event, the near-term prospects of HAPC and the Company’s intent to sell the investment in the immediate future, which would not allow for a sufficient recovery period, the Company concluded that the HAPC common stock impairment was other-than-temporary.

Determination That Decline in Investment Was Not Other-Than-Temporary at March 31, 2008:
The Company evaluated the change in the market value of its investment in HAPC common stock as of March 31, 2008 and determined that the decline to $2.47 per share as of March 31, 2008 from the cost basis established at December 31, 2007 was not other-than-temporary. The determination that the decline during the three months ended March 31, 2008 was temporary was based on the following factors:
1)	The Company had changed its holding strategy for the investment from an intention to immediately sell the investment to a strategy to hold for a recovery period within a range of twelve months. The Company has the ability to hold the investment for a longer term due to its significant increase in cash, which was primarily due to the proceeds received from the sale of InfuSystem. The Company’s cash and short-term investments, excluding the investment in HAPC common stock, increased from $21.5 million as of March 31, 2007 to $51.4 million as of March 31, 2008. Although the economy is in a general downturn, the Company is in an industry sector that is generally resilient during recession. The Company did not have any reason to believe the business environment would force the Company to sell the underwater security to meet working capital requirements.

2)	The decline in the share price during the fourth quarter of 2007 was due to the lapse of the cash redemption opportunity, which supported the market value of HAPC common stock prior to the close of the sale. Once this one-time event passed, HAPC common stock began trading at its normal trading level consistent with the market consensus of its future prospects. The belief that HAPC common stock is trading at normal levels is also supported by the fact that there was no significant adverse reaction to HAPC common stock when its results of operations for the quarter ended December 31, 2007 were released on March 18, 2008. The HAPC common stock per share price remained unchanged from March 17, 2008 to March 18, 2008 at $2.70. Further, the Company did not believe the decline over a three-month period provided the Company with a sufficient time period to determine that the decline was not temporary, especially in light of the general decline in the stock market during the same period.

3)	The Company believed the future prospects of HAPC had improved in the first quarter of 2008. Pursuant to the $32.7 million note receivable from HAPC that was entered into at the closing of the deal, HAPC is required to provide the Company with monthly financials as soon as available but no later than 30 days after the end of each month. The Company was encouraged by news that HAPC’s first quarter of 2008 indicated increased revenues and improved operations. Revenues for HAPC increased 8% in the first quarter compared to the prior year and increased 6% sequentially. HAPC’s financial results for the fourth quarter of 2007 released on March 18, 2008 also showed a 3% growth in revenue sequentially. The Company is not aware of any adverse changes to HAPC’s financial condition, including the loss of any principal customer or supplier or discontinuance or deterioration of any business that may affect future earnings potential.
4)	The Company generally does not invest in individual equity securities. As previously mentioned, the investment in HAPC common stock was purchased solely with intentions to vote in favor of the InfuSystem sale. It is a strategic investment purchase, not one that is speculative in nature. The Company does not have a history of selling underwater available-for-sale equity securities and has not granted a third party investment advisor discretion to make investment decisions.
Based on the above reasons, the Company believed the decline during the first quarter of 2008 to be temporary. The Company will continue to monitor and evaluate the investment.
Determination That Decline in Investment Was Not Other-Than-Temporary at June 30, 2008:
The Company evaluated the change in the market value of its investment in HAPC common stock as of June 30, 2008 and determined that the decline to $3.02 per share as of June 30, 2008 from the cost basis established at December 31, 2007 was not other-than-temporary. The determination that the decline during the three months ended June 30, 2008 was temporary was based on the following factors:
1)	The Company did not shorten its estimated holding period, which remains at a period that is within a range of twelve month. It maintains its ability to hold the investment due to the Company’s liquidity position, which was primarily due to the proceeds received from the sale of InfuSystem.

2)	As mentioned above, the Company believed that during the three and six months ended June 30, 2008, the HAPC common stock was trading at a more normal level compared to the fourth quarter of 2007. The stock price during the second quarter of 2008 was actually trading higher than the first quarter and appeared to be consistent with its improving financial condition. The results of HAPC’s operations for the quarter ended March 31, 2008 were reported on Form 10-Q filed on May 9, 2008. The HAPC common stock price per share increased $0.03 from $2.86 on May 9, 2008 to $2.89 on May 12, 2008, which was the next trading day. The stock price per share continued to increase during the quarter and closed at $3.02 as of June 30, 2008, which was an increase of 22% compared to March 31, 2008.

3)	The Company believed the future prospects of HAPC continues to improve as its revenues and cash flow continue to grow. Revenues for HAPC increased 13% in the second quarter compared to the prior year and increased 4% sequentially. The Company is not aware of any adverse changes to HAPC’s financial condition, including the loss of any principal customer or supplier or discontinuance or deterioration of any business that may affect future earnings potential.

4)	The Company generally does not invest in individual equity securities. As previously mentioned, the investment in HAPC common stock was purchased solely with intentions to vote in favor of the InfuSystem sale. It is a strategic investment purchase, not one that is speculative in nature. The Company does not have a history of selling underwater available-for-sale equity securities and has not granted a third party investment advisor discretion to make investment decisions.
Based on the above reasons, the Company believes the decline during the second quarter of 2008 to be temporary. The Company will continue to monitor and evaluate the investment.
#5, Form 10-Q for the Quarterly Period Ended June 30, 2008; Note 8. Fair Values of Financial Instruments, page 13
SEC Comment:
Further, please tell us and revise future filings to disclose the information required by paragraph 17 of FSP FAS 115-1, including sufficient information to allow financial statement users to understand both the positive and negative information that you considered in reaching the conclusion that the impairment was temporary.
Response:
The Company will disclose the following expanded discussion in its future filings, provided that there continues to be a loss that we determine is not an other than temporary impairment:
“The Company reviews its investment for impairment in accordance with FASB Staff Position SFAS No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investment, including factors such as the Company’s holding strategy for the investment, general market conditions, the duration and extent to which the fair value is less than cost, specific adverse conditions related to the financial health of the investee and the Company’s intent to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis is established in the investment. The Company has determined the gross unrealized losses during the period are temporary in nature based on available evidence as of the current period. There can be no assurance that impairment charges will not be required in the future, and any such amounts may have an adverse effect on the Company’s net income or increase net losses.”

#6, Form 10-Q for the Quarterly Period Ended June 30, 2008; Note 10. Commitments and Contingencies, page 15
SEC Comment:
We note that you recorded an $8.7 million loss contingency, which represents the low end of the estimated range of $8.7 million to $21.4 million. Please tell us your consideration of providing more detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities as discussed in SAB Topic 5:Y such as the circumstances affecting the reliability and precision of loss estimates, the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency, uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, disclosure of the nature and terms of cost-sharing arrangements with other potentially responsible parties, the extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery, uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers, the time frame over which the accrued or presently unrecognized amounts may be paid out and material components of the accruals and significant assumptions underlying estimates.
Response:
The Company will disclose the following expanded discussion in its future filings (changes from previously reported disclosure have been underlined):
“There has been discussion in the orthopedic community over the possibility that the continuous infusion of a local anesthetic into the joint space via an infusion pump may contribute to a condition called chondrolysis. This condition, which to the Company’s knowledge has mostly been present after certain shoulder surgeries, may cause the deterioration of the cartilage in the joint months after the surgery. The authors of papers in the relevant medical literature have identified a variety of possible causes of chondrolysis including: thermal capsulorraphy; radiofrequency treatment; prominent hardware; gentian violet; chlorhexidine; methylmethacrylate; intra-articular (within the joint) administration of bupivacaine with epinephrine and intra-articular administration of bupivacaine without epinephrine; but there does not appear to be scientific evidence available yet sufficient to identify the actual cause. It should be noted, however, that these authors have not cited any evidence suggesting the extra-articular (outside the joint) administration of bupivacaine as a possible cause. For shoulder surgeries, the Company believes most surgeons today are administering bupivacaine extra-articularly or having an anesthesiologist administer a continuous nerve block (e.g., ON-Q® C-bloc®).
The Company has, to date, been named as a defendant in approximately 30 lawsuits seeking damages as a result of alleged chondrolysis. Many of these lawsuits name defendants in addition to the Company such as physicians, drug companies and other device manufacturers. It is not known to what degree, if any, the potential liability of other parties may affect the ultimate cost to the Company, and the Company has no cost-sharing arrangements with other defendants. For the policy period beginning June 1, 2008, the Company has in place product liability insurance on a claims-made basis in the aggregate amount of $50 million for liability losses, including legal defense costs. For the expired period prior to June 1, 2008, the Company increased its product liability insurance on a claims-made basis from an aggregate amount of $10 million to $35 million, which includes a $5 million self-insured layer above the original $10 million primary policy and below the additional $20 million in excess policies the Company purchased. The additional excess policies for the retroactive period cost the Company $3.5 million in additional insurance expense during the second quarter of 2008, which was recorded in operating expenses.
In accordance with SFAS No. 5, Accounting for Contingencies (“SFAS 5”) and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, the Company also records an estimated loss from loss contingency such as these legal proceedings when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range and no amount within the range is a better estimate, the minimum amount of the range is accrued. In most cases, significant judgment is required to estimate the range of potential loss and timing of a loss to be recorded. Events may arise that were not anticipated and the outcome of a contingency may result in a loss to the Company that differs from the previously estimated liability, which could result in a material difference from that recorded in the current period. The Company believes the range of potential loss to the Company for the pending lawsuits as of June 30, 2008 is between $8.7 million to $21.4 million. The range of potential loss represents the Company’s estimated out-of-pocket cost for claims already asserted, including the estimated cost of legal fees and potential settlements with claimants, to the extent not covered by insurance, in compliance with the Company’s accounting policy. No accrual has been made for unasserted claims, because the number and cost of such claims cannot be reasonably estimated. This range is determined based on the number of actual cases brought against the Company and includes estimated payments for self-insured retentions that would be made to its product liability insurance carriers and any amounts in excess of its insurance coverage amount. The accrual also assumes that the Company will ultimately incur the Company’s $5 million self-insured layer discussed earlier.
Circumstances affecting the reliability and precision of loss estimates include the duration and complexity of litigation, the number and size of any eventual settlements with claimants, and with regard to self-insured retention amounts for which the Company may be liable on a per case basis, the number of active cases applicable to specific insurance policy layers. Due to a lack of history of litigation concerning product liability claims, the Company is unable to determine the time period over which the amounts will be paid out. Since the Company is unable to determine the best estimate within the range, the Company has recorded $8.7 million in loss contingency, which represents the low end of the estimated range. As a result of the significant increase in product liability insurance and the loss contingency, the Company recorded a total of $12.2 million as certain litigation and insurance charges in the loss from continuing operations during the second quarter of 2008. The $8.7 million in loss contingency was recognized on the balance sheet as ‘Accrued litigation costs.’

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (949) 206-2686 should you need any additional information or if there is any question.
Sincerely,
/s/ James R. Talevich
James R. Talevich
Chief Financial Officer, I-Flow Corporation
Cc: Mark Shurtleff, Gibson, Dunn & Crutcher LLP